

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Irina Goldman
President
Avenue South Ltd.
5 Victory Road
Suffern, New York 10901

>   **Re: Avenue South Ltd.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 14, 2010**
>   **File No. 333-168346**

Dear Ms. Goldman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise to include the correct filing date.

2. Please revise to include the registration statement file number and the amendment number (i.e., your next amendment should reflect that it is the third amendment). Please see Rule 470 of the Securities Act.

Security Ownership of Certain Beneficial Owners and Management, page 22

3. Please update the table as of the most recent practicable date.

Selling Stockholders, page 24

4. We note your response to comment 10 in our letter dated August 24, 2010 and the related revisions in your filing. If Ms. Sau Chun Ngai is related to Fung Chun Ngai, your officer and director, please disclose.

5. Please update the table as of the most recent practicable date.

Exhibits, page II-2

Exhibit 5

6. Please refile your legal opinion as exhibit 5 rather than exhibit 23.2. Please see Item 601(b)(5) of Regulation S-K.

Exhibit 23.1

7. Please provide a currently dated, signed consent in your amended filing. Please see Item 601(b)(23) of Regulation S-K.

Exhibit 23.2

8. Please date this consent. Please see Item 601(b)(23) of Regulation S-K.

Undertakings

9. We note your response to comment 21 in our letter dated August 24, 2010. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K, which relates to Rule 430C and is not included in this section.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter Sarkesian, Esq.
        Hardy, Lewis & Page, P.C.